UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Room 8888, Jiudingfeng Building, 888 Changbaishan Road,

Qingdao Area, China (Shandong) Pilot Free Trade Zone

People’s Republic of China

+86 0311-80910921

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On November 12, 2020, SOS Ltd. (the “Company”) submitted a proposal to increase the number of the Company’s authorized share capital for approval by its shareholders, by the creation of an additional 4,450,000,000 authorized but unissued Class A ordinary shares, and 50,000,000 authorized but unissued Class B ordinary shares, with the same par value as the existing 500,000,000 authorized ordinary shares, par value $0.0001 per share (the “Existing Authorized Shares”), and to rank pari passu with the Class A ordinary shares and Class B ordinary shares which are comprised in the Existing Authorized Shares (the “Increase of Authorized Share Capital”). Upon the approval of the Increase of Authorized Share Capital by the Company’s shareholders through an ordinary resolution, the authorized share capital of the Company shall become US$500,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.0001 each, comprising of 4,900,000,000 Class A ordinary shares, par value of US$0.0001 each, and 100,000,000 Class B ordinary shares, par value of US$0.0001 each.

On November 12, 2020, pursuant to Articles 17.1 and 22.8 of the Fifth Amended and Restated Memorandum and Articles of Association of the Company, the Increase of Authorized Share Capital was approved by written ordinary resolutions signed by not less than two-thirds of the shareholders of the Company entitled to vote at a general meeting of the Company. A copy of the form of written ordinary resolutions is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Form of Written Ordinary Resolutions of SOS Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 16, 2020

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer